

August 30, 2013

<u>Via E-mail</u>
Guy A. Archbold
Chief Executive Officer and Chairman
Rackwise, Inc.
2365 Iron Point, Suite 190
Folsom, CA 95630

Re: **Rackwise, Inc.**
          Preliminary Information Statement on Schedule 14C
          Filed August 21, 2013
          File No. 000-54519

Dear Mr. Archbold:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Increase in Authorized Capital Stock, page 2</u>

1.   It appears from your disclosure that you seek to increase the number of authorized shares in part to facilitate the private placement transaction you describe on page 3. It is unclear from your disclosure how the private placement transaction will impact the number of authorized shares available for issuance. Please disclose in tabular or similar format the number of shares of your common stock: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved, both before and after giving effect to the increase in authorized common stock. In addition, to facilitate understanding, consider including a separate subheading for your discussion of the private placement transaction.

2.   Please expand your disclosure to discuss the dilutive effect of the private placement transaction. Your disclosure should include a discussion of the impact of the transaction on shareholders' voting rights and any economic effects.

Guy A. Archbold
Rackwise, Inc.
August 30, 2013
Page 2

3.	Please advise us whether you will seek shareholder approval in the event your board of directors elects to increase the number of shares you are authorized to issue under your 2011 Equity Incentive Plan. If no further shareholder action is required to increase the amount of shares under this plan, please advise us why you have not provided the information required by Item 10 of Schedule 14A with respect to the Plan. See Item 1 of Schedule 14C and Note A to Schedule 14A. Consider also including a separate subheading for your discussion of the Equity Incentive Plan.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

					Sincerely,

					/s/ Maryse Mills-Apenteng

					Maryse Mills-Apenteng
					Special Counsel

cc:	Via E-mail
	Scott E. Rapfogel, Esq.
	Gottbetter & Partners, LLP